Filed by Galileo Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Galileo Acquisition Corp.

Commission File No.: 001-39092

Date: September 8, 2021

Seeking Alpha CEO Interview with Shapeways

September 7, 2021

The following transcript (this “Transcript”) corresponds to a video of an interview conducted by Seeking Alpha with Shapeways, Inc. (“Shapeways”)’s Chief Executive Officer, Greg Kress, a copy of which has been posted to Seeking Alpha’s website as of the date above.

Jason Robinson

Today I'm joined by CEO Greg from Shapeways. Shapeways recently announced this SPAC deal with Galileo and Greg plans to speak to the merger, but also to the new normal and manufacturing, and how the pandemic has reinforced the need for 3d manufacturing, and what the future holds for the industry. Greg, it's great to have you on and thanks again for joining the show.

Greg Kress

Yeah, thank you so much. It's great to meet you and looking forward to talking about Shapeways.

Jason Robinson

Great. I have a lot of really so I spent a lot of time on your website and going through some of your white papers and case studies was on some of your customers websites looking at products to buy, and kind of go crazy, but could you tell us a little bit about yourself, before we kind of get into the Q&A I think it'd be great for investors to get a feel for your background.

Greg Kress

Yeah, that's great. Yeah, my name is Greg President CEO of Shapeways for almost four years now. Before this, I spent the majority of my career with different GE businesses, I come with a manufacturing background, I have a mechanical engineering degree, so I got started in a very technical kind of roles, but you know I was part of like a lot of the team leaders or programs so very quickly moved across different businesses different functions. I had an incredible experience with GE where I was able to do everything, including live and work internationally, support emerging markets and big infrastructure projects across all the different businesses. That was an amazing you know 10 years of my career, to kind of get started and then, you know, ultimately I ended up leaving GE for an opportunity to lead a startup and it was in the EdTech space about providing really amazing educational services that were provided to us but delivering them to emerging markets. And during that time we raised a certain amount of money from venture capitalists, we grew that business from, you know, maybe 30,000 students to over 400,000 students across the globe. We taught them incredible skills through live classes, immersive educational services, and it was a really great SaaS business, you know, ultimately the issue was, you know ultimately the Shapeways opportunity came up and some investors between the two companies had kind of recommended me for it and you know it's been a journey ever since. And so with that I started with Shapeways, really got my hand around the business we made, you know a lot of big adjustments in strategy a couple of years ago and we've been investing heavily in our, our software platform over that time and so my history, my background is a really good fit for Shapeways. And what we've done so far, so really excited to be here.

Seeking Alpha CEO Interview with Shapeways, 9/7/21

Jason Robinson

Absolutely, I know GE has a lot of great leadership programs, that kind of delve you into that and kind of could totally see why you were going to be a great candidate for that role. Just a bit about the business in general, could you tell us kind of about the business? I know there's other organizations and 3D printing and digital manufacturing but it seems Shapeways is doing things a little bit differently, if you could talk about that I think it'd be great.

Greg Kress 3

Yeah, that'd be great. Maybe to start off, you know Shapeways, at its core, provides services, manufacturing services to our customers and we allow anyone to get access to industrial grade additive manufacturing technology, we offer over 11 different additive technologies, 90 different materials and finishes, and we've delivered over 21 million parts to over a million customers in 160 countries. So, the business has been around for over 10 years and we've really been a leader in the digital manufacturing space. Now, the challenge with that is being able to do this idea of low volume, high mix manufacturing and production in a way that you can do it with great economics, right, and what Shapeways has invested in over the last 10 years, and we've spent over $100 million of venture capital building, is really digitizing that end to end manufacturing process. And so if you think about the idea of what traditional manufacturing is today, it's really antiquated, it's very offline, it's very focused on mass manufacturing, there are huge investments, upfront with large minimum order quantities and what Shapeways has done is say how do we adapt, adopt the latest and greatest technology and overlay software onto it so that we can deliver manufacturing, when after the purchase has actually been made. So typically Shapeways is manufacturing one part at a time, and we're doing that at great economics, using the latest and greatest hardware and materials are out in this space, and we're able to do that at great competitive pricing and great gross margin from a manufacturing perspective. And what you see in the industry today is Shapeways is really well positioned to go serve a lot of these changing dynamics that are happening in the market, not only on the additive manufacturing side where you see a lot of innovation taking place of hardware and materials which are really creating this idea of exponential end-part applications across key verticals like industrial, medical, aerospace, automotive applications, but you also see this idea of digitization of the manufacturing process where you can effectively manufacture, one part with very, very high levels of quality for one individual where you don't need to necessarily stock this huge inventory of parts. You allow engineers to really get access to highly innovative technologies that meet their needs, with no upfront investment and allows them to adjust those designs, very, very fast over time to meet the changing needs of their customers. Last we're very, very dynamic, look at the manufacturing industry in general. And you're gonna see a bigger and bigger trend happening in this overtime.

Seeking Alpha CEO Interview with Shapeways, 9/7/21

Jason Robinson

Sure. And that makes a lot of sense to if you're looking at a lot of companies that do, if you want to say even custom anything right a lot of MOQ, heavy MOQ upfront, we need a minimum order of x 1000s of units just so it makes sense financially, it seems like you have a strong software, tech back in the company, it’s almost a tech company, it seems that you're able to get very specific in everything you just mentioned to be more flexible and not really requiring kind of the traditional aspects of costs of manufacturing and 3D printing.

Greg Kress

No, you're exactly right. Yeah, you're exactly right, and our software, what it does, it really allows for - it moves that - if you think about those standard process today right, if you want to go manufacture an individual part, you have to go find a manufacturer, you'd have to work with them for weeks back and forth, you'd have to identify what's the technology and materials you want to offer and the vast majority of manufacturers have a very limited selection of what you can actually get, and so they're going to sell you probably on the wrong solution that doesn't necessarily meet your needs, you're gonna have to make trade offs and compromises and what Shapeways does is we offer basically a very facilitated process and we leverage both our internal manufacturing capability, but we also have outsourced suppliers that cover about 40% of our revenue that help us with that long tail of offering or support us with overflow capacity for big peaks and demands that happen in our supply chain and so, you know, ultimately we offer a lot more flexibility and a lot of people refer to our manufacturing services, very similar to how you would position like an AWS, right, where AWS moved servers out of the office and into the cloud and gave their customers access to the latest and greatest technology with no upfront capex, really switching capex to opex and getting access to high quality service base, kind of on demand right. We're doing the same thing with additive and other manufacturing services, where you can get a part, you can upload a part and purchase that part and receive it in 24 hours with Shapeways. With no upfront investment, no minimum order quantities - you can switch between technologies and materials over time, you get access to, you know, high quality production overnight and it scales up and down based on your business's needs. And so it allows engineers to get quite a bit of flexibility and manufacturing, which is kind of prone to, and known for being very inflexible.

Jason Robinson

Right, and I was even blown away by some of your output who kind of mentioned pre show some of your customers and what they offer and some even the flexibility on their, on their websites and what you're able to do for them. From a customization standpoint I thought was really powerful. You guys released recently, state of the industry report which I encourage investors to take a look at. I thought it was pretty fascinating, kind of gauging customer experience over the past few years and what their real focus is. Would you be able to kind of talk about some of the insights that you gained from that state of the industry report and the impact to the market in your business?

Seeking Alpha CEO Interview with Shapeways, 9/7/21

Greg Kress

Yeah, I mean, we have access to so many customers that are looking for these types of service; getting feedback from them is really important. So we reached out to over 300 qualified individuals or mid sized manufacturers to learn more about what their needs are, across all industries so this includes automotive, aerospace, robotics, medical, industrial applications. And you know it really validated and it really complements a lot of the things that Shapeways is doing, you know, and I think some of the key insights that you would expect is, you know, customer expectations over the, over the next three years are going to be looking for higher quality production and they're going to be looking for more scalable and sustainable solutions, they're going to be looking for the ability to make design changes on our parts, much, much more frequently they're going to be looking for the ability to drive higher levels of personalization and customization into their parts and then they're going to be looking for ways to continuously optimize those parts right - not only from a cost perspective but also from a design perspective, which really leads itself or lends itself to services like Shapeways and additive manufacturing which are really, really good solutions to be able to go support those changing customer needs. The other thing I would say is, you know, one of the other key insights was, you know, around the pandemic and how people are really rethinking their supply chains and pretty consistently across it, they're looking for a lot more flexibility in those supply chains, and, on demand manufacturing services like Shapeways really can support them through that process. I think the other thing too is you see a big trend around moving away from mass production and moving towards this idea of high-mix lower volume production, and there was really a couple of reasons for that. Today, people are doing mass production and stocking parts on the shelf and having huge inventory costs, and the amount of expense and write-off that take place are just like throwing away manufactured parts. It's pretty staggering right and what Shapeways does and what additive manufacturing can enable is really this idea of not putting anything on a shelf, but creating a digital inventory. So as your part’s being developed it can sit in your ERP system and then it can automatically integrate into the Shapeways software platform. So every time you take an order Shapeways automatically manufactures that and delivers it directly to your end customer. So I think you know, overall the feedback that we got in the report, I would encourage everyone to read it, really validates a lot of pieces in digital manufacturing in additive and really where Shapeways is positioned in the market.

Jason Robinson

You're so spot on too because I meant to ask you about like supply chain, and it just seems like the older ecosystem really isn't able to meet with the new world, even post COVID. But it's kind of really complex right like ordering 1000s of pieces, you know you have tax write offs, there's all these implications of you may not be able to source raw materials for parts. It's in terms of like your base components, have you guys run into any like supply chain, I know everybody's kind of dealing with that but is that something that you haven't had to deal with as much or because it's on demand and it's high quality, low volume as an option. Is that something you’ve been able to kind of sidestep in a way?

Seeking Alpha CEO Interview with Shapeways, 9/7/21

Greg Kress

Yeah, As we've been through, we haven't had significant supply chain issues, the only, really the only challenges that we've seen is really on the logistic side right across the major carriers from a delivery perspective specifically because we're such a global business. We did run into some challenges earlier in the pandemic that we were able to overcome so it caused some level of delay in some of our shipments, but in reality, we've had a very, we've done really well through the pandemic, you know, I think a couple things really served us through that. One, we're very diverse customer base. Looks t Shapeways customers, they range in all sizes, shapes across all industries and application, and they're using Shapeways services for their end customers right and so we're able to, you know, if one industry, say medical, got significantly impacted during the COVID because you weren't seeing patients necessarily going to the doctor's office as much. So, customized orthotics or customized knee braces or splints or hearing aids, all of those types of things, definitely took a hit, but you’ve definitely seen them rebound. Versus, there's other aspects that really didn't take a hit at all specifically on the industrial side where a lot of places were ramping up production and needed additional parts and tools and molds and fixtures and were using Shapeways services for a lot of those types of issues and so, you know, I think we fared well during the pandemic. What we're seeing now is, you know, obviously, the manufacturing industry is enormous, probably one of the largest industries out there today. So when you look at that industry, digital manufacturing is not looking to take over all of manufacturing, it's just a component of, it's a part of the solution right, same with additive - additive is not the only manufacturing solution out there today, there are several other ones. These are all tools in our tool belt that we can use when manufacturing products and so what I do see happening now that we've kind of gotten through the pandemic is it's opened up people's eyes to the value creation that can take place with additive manufacturing by digitizing manufacturing, and leaning into this idea of low volume high mix production at scale. And it's been, it's definitely very fruitful at Shapeways.

Jason Robinson

Absolutely and you can even see a new kind of like the future of 3d printing and manufacturing I think from that survey data, executives are extremely bullish on 3d printing, I think two thirds of them said that, you know, it's the future of manufacturing and I mean you can imagine if you had a final product. If you're waiting on one component to complete that sale. It could be health related it could be something that's critical. I mean it's almost like 3d printing is like an essential business in a way to me and kind of having that flexibility, it really gives final customers, your customers, a lot of flexibility in their supply chain so I think that's really cool. And kind of like a 30,000 foot question kind of view, what do you see as the future of 3d printing and manufacturing.

Seeking Alpha CEO Interview with Shapeways, 9/7/21

Greg Kress

Yeah and so as you mentioned, I think executives across the board, see 3d printing and additive manufacturing as a critical component to the industry right now. There's been some things holding it back over time, right, there's been some major hardware players that have been vertically integrated that have owned the majority of the IP kind of in that space. What you've seen over the last several years is that IP really expiring, and you've seen the entrance of a lot of major hardware providers. And what these hardware providers are doing, and you've seen a lot of investment in hardware manufacturers, or hardware providers, on both the private and the public side where you're seeing a lot of innovation take place. Now for those hardware providers to really be competitive, they really need to open up the level of materials that can be produced or used on their machines. And so what you see is the big chemical companies investing hundreds of millions of dollars into additional additive manufacturing materials. And so, we have a couple hundreds of materials that are available today. What you see on the roadmap at these major chemical companies is 1000s of materials, over the next several years. And what that's doing is it's forcing engineers to now say like, wow I now have improved hardware capabilities, I now have improved the level of material flexibility. Now I can use these technologies, a lot more effectively for any part of production. And so you see a lot of adoption from engineers across these major protocols that can really use this - it's the customization levels in automotive, it's aerospace because everything in aerospace is low volume, as it's medical because everything in medical should be customized to the individual so levels of mass customization that you've never seen before and then industrial applications where you really start to move parts out of stock and into a digital inventory, just for efficiency purposes. And so all of those types of things are really good signals for us in the additive manufacturing market and so what we see in the future is this shift taking place and really an opening happening in both additive manufacturing and the digitization because I think those two have to go hand in hand, because additive manufacturing is really what enables this idea of low volume high mix production and to be able to do that efficiently, it has less to do with the hardware and materials, has a lot to do with the end to end manufacturing process, where you can seamlessly intake orders, you can you can quote and price, every individual part instantly, you can enable the creation of digital inventories, you can go and correct files automatically - inside Shapeways we automatically correct 80% of the files that flow into Shapeways on a day to day basis right. Then you have, how do you manage that really complex supply chain, because you have all of these individual cells and hardware capabilities and technologies and so how do you route those parts, so Shapeways routes the four to 6000 parts that flow in every day, out of that supply chain in the most efficient way possible. And we do all the pre-production work or aggregating orders across customers, materials, technologies to get the highest level of utilization of your assets and improve your labor models, and your material models to get high levels of gross margin. And then you have to manage these very complex, one part workflows from start to finish. Everything from, where does it get manufactured, who’s manufacturing, and every single touch point that happens all the way down to the logistics and delivery to the end customer. And so that, that is a very, very complex end to end manufacturing process and, and that's what Shapeways software does out of the box, our software manages is fully digitized that flow for file through these very, very complex unique routes that allow us to deliver high levels of quality and great gross margin for our customers.

Jason Robinson

We've interviewed a lot of companies focused on digital transformation but you guys are most at the forefront of digital transformation from a manufacturing standpoint, is that a good way to look at it?

Seeking Alpha CEO Interview with Shapeways, 9/7/21

Greg Kress

You are exactly right, if you look at manufacturers today right, there's 10 million manufacturers out there globally. The vast majority of those manufacturers are small and midsize manufacturers, we estimate over 95% of them with like studies and things like that. These are localized manufacturers that have local relationships with customers and will never be able to invest in digitization, they're gonna look for software that comes off the shelf, they're gonna look for a software platform, and that's exactly what Shapeways is doing with our use of proceeds. With the use of proceeds from this, we will be launching our software that will help enable those smaller manufacturers to get the same access to digitization that Shapeways has today.

Jason Robinson

Thank you so much for that Greg, that makes perfect sense that is a perfect transition to kind of talking about the SPAC a little bit, and going public, and it's funny because I follow the Ark investment stuff a bit, and I did see Cathy Wood took an investment here. Her ARKQ automation ETF took a stake in Shapeways on the day of the merger announcement. So kind of an overarching question is kind of like why go public, and why did you kind of decide to go through a SPAC versus a traditional IPO.

Greg Kress

Yeah, so last year, mid summer we were looking at lots of different paths for funding the business, including private and public routes, and you know at that time we were looking at what could ultimately position the business the best way possible in the future and there's a couple things that stand out. First one, the public validation that comes with being a public company for our largest customers. Our largest customers are fortune 500 companies that use our services for pieces of their business. There's a huge amount of growth opportunity for us with those types of customers, but it's really important for us to have that public validation as like a real digital manufacturer in a public market and so we saw a lot of benefits by going through that path. The second thing is the SPAC process allowed for us to continue to really focus on the business without being really distracted, and so there was so much going on in digital manufacturing space that we saw a lot of opportunity for market expansion, growth, launching of new technologies, supporting the business through COVID and a lot of these required PPP orders and things like that that we were dealing with at the business level, and we wanted to make sure we didn't really take our eye off the ball. And so obviously the SPAC process allows for a more streamlined path, potentially, than a typical IPO process and so that kind of led us down that path. And then the last thing I would say is, you kind of hit it on the head at the beginning of the conversation, Shapeways is a software company, we're a software company that manufactures products. And so what we have the opportunity to do is by offering more capabilities to our customer through new technologies, new materials and opening up the breadth of our manufacturing capabilities, We have the opportunity to do that through a make or buy situation where we can organically launch new technologies, launch new materials, market them with the OEMs that make the hardware and the materials themselves, bring them to market and grow over time, or we can consolidate some of the space, and being a public company enables us to do that more efficiently right, it gives us more flexibility with debt, equity and cash to really create a way for us to consolidate and accelerate the types of materials and technologies that we're offering our customers and we can offer the acquirers, a lot of value, or the acquiree, a lot of value because we can deploy our technology to that business and drive huge efficiencies. And so that's really why we decided to go down this path and I’m very happy that we did, it continues to validate the process. Now, obviously there's a little bit of SPAC fatigue out in the market in general, like you're gonna see that across everything now. I think what really sets us apart is that we're highly differentiated player in a very fast emerging market. We're not pre revenue, we have a great book of business that's incredibly healthy with very, very good gross margin, so again I think if we go back to where our businesses and what our underlying financials look like and how well our platform is positioned for growth. And so then when you start thinking about applying some of the proceeds from this transaction, there's so many ways for Shapeways to win, that it can really create a really compelling investor story for investors.

Seeking Alpha CEO Interview with Shapeways, 9/7/21

Jason Robinson

Absolutely and you guys have a lot of projections on your investor presentation, on your website, just how you plan to drive equity value creation for investors, absolutely. I think a SPAC is just kind of a ways to get there right and you said that too, there was a little bit of SPAC fatigue and you guys are so differentiated. You know I think it's so specific, it's almost like an IPO because it's so specific. And it's interesting too because the software aspect, I mean, could you even like license this technology as a revenue stream? I could see that being, like, you have your own manufacturing capabilities but even just licensing the software I could see you know, that'd be a massive potential driver right?

Greg Kress

You're exactly right. And if you think about the opportunity for Shapeways our use of proceeds really go to four things. One is the acceleration of our core business and that's expansion and investment of over $100 million of CapEx over the next five years in new technologies, hardware and materials, and go to market with certifications and things like that for key industries. And this is our bread and butter, this is additive manufacturing services, working with the hardware and material OEMs and really expanding the market you can do that through organically rolling out these technologies or through M&A to help accelerate, and so that's a big piece of our business. The second piece of our business where we see a lot of opportunity for use of proceeds is expanding our part envelope beyond just additive, as I mentioned before additive is just one tool, we have the opportunity to capture a significant larger share of our customers’ share of wallet by offering CNC injection, molding, sheet metal services, and we don't need to necessarily do that internally, these are very commoditized materials, it's about finding the right supply chain relationships and investing in our technology so that we can manage that process, right, so that we can instantly quote these types of files, we can check for manufacturing ability on these types of files, we can manage these types of workflows. These are things we know how to do and we can, but it just requires investment. But I think what you brought up originally is the biggest opportunity for Shapeways. The software platform that we have inside the business, we actually started to deploy to actually some design partners, mid last year, and the reception has been really, really amazing. We specifically went after some very targeted groups of individuals to start to use the software, and whether they’re individual additive manufacturing service shops, or whether they’re hardware manufacturers themselves or material manufacturers themselves, and we started to deploy our software out to the market and what we've seen is there's a massive opportunity for us to go help all manufacturers, digitize their end to end manufacturing processes. And so as you start to think about what we could do with our software, f we could have the ability to enable those 10 million actors out there today, to gain significantly higher levels of accessibility for customers by moving online and moving that offline, very archaic process of quoting, working with your customers and communicating back and forth from the Stone Age and move it to really the digital age by moving them online. You also have the opportunity to drive a ton of productivity, right, and enable them to gain labor and material and asset utilization efficiencies by just building a better process. And then the last piece that we're seeing is that they have an ecosystem. The network effect of once they become part of the system they have the opportunity to offer up their services to others on the system and vice versa, where we’re actually enabling small manufacturers to work together versus competing against each other, always having to make huge capex investments with the latest and greatest technologies when they could use another manufacturer to go and service that for their customers. And it’s creating this ecosystem where those can work together versus work against each other.

Seeking Alpha CEO Interview with Shapeways, 9/7/21

Jason Robinson

I am so glad you mentioned that too because asset light is such a big thing now right. I feel like so many companies are looking to like, how do we minimize this massive capex, how do we engage partners, you know, the customization process for manufacturing. I am also glad you mentioned that it's extremely archaic for most organizations you're talking about like, sending PDFs back and forth right I mean, hey, sign this, approve this, I’m on vacation -

Greg Kress

It’s thumb drives, it’s mistakes in quality, it's bad control process controls, you're spot on. Right.

Jason Robinson

It's wild and I think that's why a lot of kind of driving this is the future. I think it's really great to see this. And one other question on this too is, is it just the software is it also like hardware, or is that not necessarily a place that you guys are licensing out like, hey take this as a machine and we use licenses, or is it more just on the software side?

Greg Kress

It's really the software side, we don't manufacture any of the hardware that we use, right. So what this means is that we're agnostic to the different hardware providers that are out in the space and the different material providers. And so what you see today is that there's tons of players in this space, some are going to win and some aren’t going to win, right, so we're agnostic to those risks. We want to partner - we want everyone to win, we want to partner with everyone. We're a big believer that technology is not a one size fits all, from the hardware side, or the material side, there are different customer needs and applications, and this idea of a one size fits all is probably not the right solution. And so there's gonna be a lot of opportunity for all the players in the space to meet all of the requirements of customer needs. What Shapeways wants to do is figure out how do we offer all those and that's why a lot of the big hardware material players love to partner with Shapeways or bring new technologies to market with Shapeways, because we have the ability to go and offer these customers access to the hardware and access to the material without making the investment, and so it allows us to provide a very compelling use case for the customer. So like for example, if you were to insource a printer, a hardware printer and a material, you would have to make that selection, well in advance, right, you would need to define what your needs are going to be for the next 10 years hoping that there's no innovation, right, and that one machine is going to meet all the needs and requirements of your business. And then you're going to have to have 100% capacity of that machine to make it economically viable, right, what Shapeways allows you to do is switch between those things, and we allow you to we aggregate orders for customers so that you get the pricing power, and the cost power of a lot of customers using one machine in a very diverse way versus trying to fill one machine, all by yourself. And so what you'll find with some of Shapeways biggest customers is that they still stay with Shapeways because they would never be able to get to the same cost position as even our price position that we offer that right, because we have the ability to aggregate more orders together, which makes for a much, much more efficient use of the asset, the labor model and the material model, where we can reach cost levels that they would never be able to obtain on their own.

Seeking Alpha CEO Interview with Shapeways, 9/7/21

Jason Robinson

Right and that's a great point too, I'm assuming the repeat revenue is, you know, it seems like once you've engaged Shapeways as a partner, there really is, and the investment is massive from a CapEx standpoint, I mean we're talking about tens of million dollars from plants or equipment, you have to train people, where are we going to put the plant, who are we going to hire, I mean the logistics are massive right so -

Greg Kress

And there's no software platform for you to manage it right?

Jason Robinson

Or some other vendors that may not be that great and you're kind of like working through this I don't like the software. Yeah, I'm so glad you mentioned that. And on the M&A standpoint, is it when you look for some of the consolidation, that's natural for this to happen, is it technologies that you're looking for, is it their customer base, is it, what kind of like us like the symmetries and logistics do you look for in M&A partners?

Greg Kress

Yeah, it's a great question. So we have a product roadmap behind the scenes for physical product offerings and that includes a combination of hardware technologies, materials, finishes and certifications. So we are looking for targets that complement and accelerate that strategy right, so we're looking for players that have hardware technologies that we may need additional capacity in, or we need to expand into, materials that we don't offer today, finishes that we don't support, certifications that we don't yet have and geographical reach right, because there is this ability for us to lower our cost structure by getting closer to our customers. And so having smaller cells in a more diversified footprint, allows us to have additional cost savings where we can pass along through price to our customers. So as we're looking for acquisition targets we're looking for players that have that level of complement to the business. The second thing that we look for is, are they digitized or not, like what are they using today and what can we do to help them right? Most additive manufacturers out in the space right now range between 20 and 30% gross margin. Shapeways internally is able to achieve 55% gross margin for manufacturing. We’re able to do that really through our software right and so if we were to acquire some of these partners we will be able to deploy our software and get them onto a journey and again it's not a light switch. These things take time, we'd be able to get them onto a journey to drive significant improvements in gross margin over time. So we're really looking for the combination of those two things where people can really be a good fit and help accelerate the rollout. And what we're finding is, it actually could be a better use of capital, right, if we think about opening up another facility, the build out and the investment in hardware and know-how and resources. We can help accelerate that with revenue by potentially going after some of these M&M targets and we can purchase these players at great multiples compared to where Shapeways will be trading as a tech company, publicly, and so there's a, of course, then there's a tremendous amount of benefits for these smaller players by coming under the Shapeways umbrella because mostly players wouldn't have access to liquidity over time. And this provides them with a path to liquidity, but then also provides Shapeways with a ton of value for users.

Seeking Alpha CEO Interview with Shapeways, 9/7/21

Jason Robinson

Right, that's great and I love what you said earlier, it's not really a winner takes all market in a way it's, you know, you'll see the buy in of these folks, you know you want them to be a part of - they may be working for the organization, they may be, you know, you want them to be excited about what you're bringing to the table as a new company and feel like it's gross margin of course but everything else that you have going on is very attractive for them. You want those folks to be bought in.

Greg Kress

And a lot of these players are looking for, they can't make capex investment right, they're limited by capital and this is a way for them, for us to do that right, we will be deploying capital to invest in new hardware capabilities. We don't need to do that only in Shapeways right, we can do that through somebody if we can supplement some of the investment that we'll do from an M&A with additional capex then to grow and expand their capabilities. So I see a tremendous amount of opportunity and, and, again, this will be something, we'll focus on as we after we close the transaction.

Jason Robinson

Absolutely, and I gotta say Greg I really enjoyed the discussion. I'm actually really excited about kind of seeing how you guys progress and now I know you mentioned the deal is supposed to close at the end of q3 or sometime in q3 as you kind of continue to execute on execute on your strategic growth plan. In closing, is there anything you'd like to kind of leave investors with just as you move forward in the future?

Greg Kress

Yeah, I would just say you know I think Shapeways is highly differentiated in a very fast growing market, you know, when we look at Shapeways, we may offer manufacturing services but that's highly differentiated by the software platform that really digitizes our business. I think our growth strategy is very obtainable, um, we have multiple ways to go and get it done and we have multiple ways to win. And you know I think that adds a level of risk mitigation for investors as you start thinking about the future enterprise value of the business. The other thing I would say is we're, I feel that we're heavily discounted against peers in this space and so this allows for a strong rewriting of the stock. As we go public and so we're really excited about what's ahead of Shapeways and I think this is a very innovative space and we're doing very interesting things from a software perspective and we're looking to become the leader in digital manufacturing globally and so we've made great strides so far, and I would say we're just getting started. It'd be great to bring on investors with a like-minded vision of where we're taking the space.

Seeking Alpha CEO Interview with Shapeways, 9/7/21

Jason Robinson

Absolutely, and I wanted to mention that as well. You guys are priced at a discount to your peers coming out of the SPAC so definitely something to take a look at for investors and Greg, fantastic discussion. Thank you so much for joining us, hopefully we can have you on again.

Greg Kress

Yeah, it was great meeting you. Thanks so much for the time.

About Shapeways

Shapeways is a leader in the large and fast-growing digital manufacturing industry combining high quality, flexible on-demand manufacturing powered by purpose-built proprietary software which enables customers to rapidly transform digital designs into physical products, globally. Shapeways makes industrial-grade additive manufacturing accessible by fully digitizing the end-to-end manufacturing process, and by providing a broad range of solutions utilizing 11 additive manufacturing technologies and more than 90 materials and finishes, with the ability to easily scale new innovation. Shapeways has delivered over 21 million parts to 1 million customers in over 160 countries.

About Galileo

Galileo Acquisition Corp. (“Galileo”) raised $138 million in October 2019 and its securities are listed on the New York Stock Exchange under the ticker symbols “GLEO.U,” “GLEO” and “GLEO.WS.” Galileo is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, or other similar business combination with one or more businesses or entities. Galileo is led by a serial SPAC sponsor team that has successfully completed four business combinations prior to the business combination with Shapeways. Its team is composed by seasoned dealmakers with diverse nationalities, M&A, principal investing and public company operating experience in both the North American and Western European markets.

Seeking Alpha CEO Interview with Shapeways, 9/7/21

Special Note Regarding Forward-Looking Statements

Certain statements included in this Transcript are not historical facts and are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this Transcript, regarding Galileo’s ability to consummate the transaction, the combined company’s strategy, future operations, and prospects are forward-looking statements. These statements are based on various assumptions, whether or not identified in this Transcript, and on the current expectations of the respective management of Shapeways and Galileo and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Shapeways and Galileo. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that the approval of the stockholders of Galileo or Shapeways is not obtained; failure to realize the anticipated benefits of the proposed transaction; the risk that Shapeways has a history of losses and may not achieve or maintain profitability in the future; the risk that Shapeways faces significant competition and expects to face increasing competition in many aspects of its business, which could cause our operating results to suffer; the risk that the digital manufacturing industry is a relatively new and emerging market and it is uncertain whether it will gain widespread acceptance; the risk that if Shapeways’ new and existing solutions and software do not achieve sufficient market acceptance; the amount of redemption requests made by Galileo’s stockholders; , and those factors discussed in Galileo’s registration statement on Form S-4 (as amended, the “Registration Statement”), under the heading “Risk Factors,” and other documents Galileo has filed, or will file, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Galileo nor Shapeways presently know, or that Galileo nor Shapeways currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Galileo’s and Shapeways’ expectations, plans, or forecasts of future events and views as of the date of this Transcript. Galileo and Shapeways anticipate that subsequent events and developments will cause Galileo’s and Shapeways’ assessments to change. However, while Galileo and Shapeways may elect to update these forward-looking statements at some point in the future, Galileo and Shapeways specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Galileo’s and Shapeways’ assessments of any date subsequent to the date of this Transcript. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Seeking Alpha CEO Interview with Shapeways, 9/7/21

Additional Information and Where to Find It

This Transcript relates to a proposed business combination between Galileo and Shapeways. More information about the business combination can be found in the Registration Statement, which includes a joint proxy statement/consent solicitation/prospectus and in Galileo’s Current Report on Form 8-K filed with the SEC on April 30, 2021. Although the parties currently intend to consummate the proposed business combination shortly after obtaining the requisite vote at the extraordinary general meeting of Galileo’s shareholders, pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of April 28, 2021, by and among Galileo, Shapeways, and the parties thereto, and Galileo’s Amended and Restated Memorandum and Articles of Association, the “outside date” to consummate the proposed business combination is October 22, 2021. Additional information about Galileo and about the proposed business combination with Shapeways can also be found in Galileo’s other filings with the SEC, copies of which are available free of charge at SEC.gov.

INVESTORS AND SECURITY HOLDERS OF GALILEO ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4/A, WHICH WAS ORIGINALLY FILED WITH THE SEC ON JUNE 9, 2021 AND DECLARED EFFECTIVE BY THE SEC ON SEPTEMBER 7, 2021, AND INCLUDES THE DEFINITIVE JOINT PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS IN CONNECTION WITH GALILEO'S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTION BECAUSE THE JOINT PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. THE DEFINITIVE JOINT PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS WILL BE MAILED TO SHAREHOLDERS OF GALILEO AS OF AUGUST 2, 2021 (THE RECORD DATE) FOR VOTING ON THE PROPOSED TRANSACTION.

Shareholders will also be able to obtain copies of the Registration Statement, including the joint proxy statement/consent solicitation/prospectus and any other documents filed by Galileo with the SEC, free of charge at the SEC's website (www.sec.gov).

Participants in the Solicitation

Galileo and Shapeways and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Galileo ordinary shares in respect of the proposed business combination. Galileo shareholders and other interested persons may obtain more detailed information regarding the names and interests in the proposed transaction of Galileo's and Shapeways’ directors and officers in Galileo’s filings with the SEC, including the Registration Statement which includes the joint proxy statement/ consent solicitation / prospectus of Galileo for the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Seeking Alpha CEO Interview with Shapeways, 9/7/21

Disclaimer

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact Information

Investor Relations
investors@shapeways.com

Media Relations
press@shapeways.com